SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CallWave, Inc.

(Name of the Issuer and Name of Person(s) Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

Callwave, Inc.

136 W. Canon Perdido, Suite C

Santa Barbara, CA 93101

(805) 690-4100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Michael E. Pfau, Esq.

Reicker Pfau Pyle & McRoy, LLP

1421 State Street, Suite B

Santa Barbara, CA 93101

(805) 966-2440

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A TO.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$12,176,183	$679.43

*	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 10,587,986 shares of common stock for $0.0001 par value and a price of $1.15 per share in cash in lieu of issuing fractional shares to holders of less than one share of common stock immediately after the proposed reverse stock split and immediately before the proposed forward stock split.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. The Company filed in connection with the going private transaction described herein a Schedule TO on May 5, 2009.

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Callwave, Inc., a Delaware corporation (“Callwave” or the “Company”).

On May 5, 2009, the Company commenced a tender offer to purchase shares of its common stock for a purchase price of $1.15 per share (the “tender offer”). The terms and conditions of the tender offer are set forth in that certain Offer to Purchase filed with the SEC as Exhibit (a)(1) to a Schedule TO filed on May 5, 2009, and all stockholders are directed to the Offer to Purchase and Schedule TO, as amended, in connection therewith for a complete description of these terms and conditions. The tender offer expires on June 4, 2009, unless otherwise extended. As described in more detail in the Offer to Purchase, if after the tender offer the Company has more than 300 beneficial holders of common stock, the Company intends to call a special meeting of the stockholders as to consider the stock splits defined below.

The tender offer and the stock splits are referred to collectively as the “going private transaction.” After the going-private transaction, the Company will de register it’s shares of common stock, par value $0.0001 per share (the “common stock”) under the federal securities laws and to delist it’s shares of common stock from the NASDAQ Global Market.

The Company proposes to hold a special meeting of its stockholders to consider an amendment to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse and forward stock splits (the “stock splits”) of the Company’s common stock, whereby the Company would first effect a 1-for-5,000 reverse stock split (such that stockholders owning less than 5,000 shares of common stock before the reverse stock split would have such shares cancelled and converted into the right to receive the cash consideration set forth herein), then immediately effect a 5,000-for-1 forward stock split (such that stockholders owning 5,000 or more shares of common stock before the reverse stock split would own the same number of shares of common stock after the forward stock split).

This Transaction Statement or Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement (the “proxy statement”) filed by the Company pursuant to Regulation 14A of the Exchange Act. The information contained in the proxy statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Transaction Statement will be further amended to reflect such completion or amendment of the proxy statement.

ITEM 1.	SUMMARY TERM SHEET.

The section of the proxy statement entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is CallWave, Inc., a Delaware corporation (“CallWave” or the “Company”), and the address and phone number of its principal executive offices are 136 W. Canon Perdido, Suite C, Santa Barbara, California, 93101 (805) 690-4100.

(b) Securities. As of the close of business on April 23, 2009 (the most recent practicable date prior to the initial public announcement of the going private transaction), there were 21,175,971 shares of the Company’s common stock, par value $0.0001 per share (the “common stock”), issued and outstanding.

(c) Trading Market and Price. The common stock is traded on the NASDAQ Global Market under the symbol “CALL.” The high and low bid prices for the Common stock for each quarter during the past two years are set forth in the section of the proxy statement entitled “Information About the Company - Price Range of Common Stock.”

(d) Dividends. We have not paid dividends on our common stock during fiscal years ended June 30, 2008 and June 30, 2007, and we have no plans to pay dividends on the common stock in the foreseeable future, preferring to continue our policy of retaining earnings for reinvestment in its business, rather than paying cash dividends.

(e) Prior Public Offerings. CallWave has not made any underwritten public offerings of its common stock during the past three years.

(f) Prior Stock Purchases. On June 5, 2009, CallWave, pursuant to the issuer tender offer that comprised the first part of the going private transaction, purchased          shares of its common stock for $1.15 per share, for an aggregate purchase price of $            . These are the only shares of its securities purchased by CallWave in the past two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person and also the subject company. The information (i) under item 2(a), above; and (ii) in Schedule I of the proxy statement regarding directors and officers of the Company, is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information in Schedule I to the proxy statement regarding directors and executive officers of CallWave is incorporated herein by reference.

Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Raj Raithatha is a citizen of the United Kingdom. Each of the Company’s remaining directors and executive officers is a citizen of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information contained in the section of the proxy statement entitled “Summary Terms” and “Special Factors” is incorporated herein by reference.

(c) Different Terms. There are no terms or arrangements treating our CallWave security holders, as such, differently from another.

(d) Appraisal Rights. The information contained in the section of the proxy statement entitled “Special Factors — Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information contained in the proxy statement under “Special Factors – Fairness of Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in the section of the proxy statement entitled “Special Factors – Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements” is incorporated herein by reference.

(b) Significant Corporate Events. During the past two years, there have been no negotiations, transactions or material contacts among CallWave, its executive officers, its directors, and their affiliates concerning any merger, consolidation, acquisition, tender offer, election of CallWave directors, or sale or other transfer of material assets.

(c) Negotiations or Contacts. During the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item 5 among the Company, its executive officers, its directors, and their affiliates.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections of the proxy statement entitled “Special Factors – Our Plans After the Going Private Transaction” and “Special Factors – Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the section of the proxy statement entitled “Special Factors – Effectiveness of the Stock Splits” is incorporated herein by reference.

(c) Plans. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Going Private Transaction,” “Special Factors – Background of the Going Private Transaction,” “Special Factors – Our Plans After the Going Private Transaction,” “Special Factors – Effects of the Going Private Transaction,” “Special Factors – Interests of Directors and Executive Officers; Potential Conflicts of Interests, Transaction and Arrangements Concerning Shares,” and “Special Factors – Effectiveness of the Stock Splits” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information contained in the sections of the proxy statement entitled “Summary Term Sheet” and “Special Factors—Purpose of and Reasons for the Going Private Transaction,” and “Special Factors – Background of the Going Private Transaction” is incorporated herein by reference.

(b) Alternatives. The information contained in the sections of the proxy statement entitled “Special Factors—Purpose of and Reasons for the Going Private Transaction” and “Special Factors –Background of the Going Private Transaction,” and “Special Factors—Fairness of the Going Private Transaction” is incorporated herein by reference.

(c) Reasons. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” “Special Factors—Purpose of and Reasons for the Going Private Transaction” and “Special Factors—Background of the Going Private Transaction,” and “Special Factors—Fairness of the Going Private Transaction” is incorporated herein by reference.

(d) Effects. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” “Special Factors—Purpose and Reasons for the Going Private Transaction,” “Special Factors—Effects of the Going Private Transaction,” “Special Factors – Our Plans After the Going Private Transaction,” “Special Factors – Material Federal Income Tax Consequences,” and “Special Factors – Effectiveness of the Stock Splits” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” Special Factors – Background of the Going Private Transaction,” and “Special Factors—Fairness of the Going Private Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” “Special Factors—Fairness of the Going Private Transaction” and “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section of the Proxy Statement entitled “Summary Term Sheet,” “Special Factors—Fairness of the Going Private Transaction” and “Special Factors – Vote Required for Approval of the Stock Splits at the Special Meeting” is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Special Factors—Background of the Going Private Transaction” “Special Factors – Fairness of the Going Private Transaction” and “Special Factors—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections of the proxy statement entitled “Special Factors—Background of the Going Private Transaction,” Special Factors—Fairness of the Going Private Transaction” and “Special Factors—Purpose of and Reasons for the Going Private Transaction” is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” Special Factors – Background of Transaction,” “Special Factors – Fairness of Transaction,” and “Special Factors—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” Special Factors – Background of Transaction,” “Special Factors – Fairness of Transaction,” and “Special Factors—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The full text of the fairness opinion of Seven Hills Partners LLC, dated April 27, 2009 is attached as Annex C to the proxy statement. The full text of the Presentation of Seven Hills to the Independent Committee of

CallWave dated April 27, 2009 attached as Exhibit (c) (2) to the Schedule TO filed by CallWave on May 5, 2009, and the presentations of Seven Hills to the independent committee on March 22, 2009, attached as Exhibits (c)(3) and (c)(4) to Amendment No. 5 to the Schedule TO filed by CallWave on May 22, 2009, are incorporated herein by reference. Copies of the Fairness Opinion and the Presentation will be made available for inspection and copying, during ordinary business hours at the Company’s executive offices located at 136 W. Canon Perdido, Suite C, Santa Barbara, CA 93101 by any interested stockholder of the Company or any representative of the stockholder designated by the stockholder in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the section of the proxy statement entitled “Special Factors – Financing for the Reverse Stock Split” is incorporated herein by reference.

(b) Conditions. There are no conditions to the availability of the funds discussed in response to item 7(a). There are no alternative financing arrangements or alternative financing arrangements.

(c) Expenses. The information contained in the section of the proxy statement entitled “Special Factors – Financing for the Reverse Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. No part of the funds required for the stock splits is expected to be borrowed.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section of the proxy statement entitled “Schedule I – 2. Principal Stockholder “ is incorporated herein by reference.

(b) Securities Transactions. The information contained in the sections of the proxy statement entitled “Summary Term Sheet,” “Special Factors – Background of the Going Private Transaction,” and “Special Factors—Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements concerning Shares” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the section of the proxy statement entitled “Special Factors – Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated by reference.

(e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Proposals #1 and #2 —The Stock Splits—Board Recommendation” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information.

(1) CallWave’s audited financial statements for the fiscal years ended June 30, 2007 and 2008 are incorporated herein by reference to Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

(2) The unaudited financial statements for the Company included in Part I, Item I of the Corporation’s Form 10-Q for the quarter ended March 31, 2009, are incorporated herein by reference.

(3) Ratio of Earnings to Fixed Charges. Not applicable. The Company has no fixed charges as that term is defined for the purposes of this disclosure.

(4) Book Value. The information in the Offer to Purchase under the caption “Information About the Company — Financial Information,” is incorporated herein by reference.

(b) Pro Forma Information.

(1) Pro Forma Balance Sheet at March 31, 2009. The information in the Offer to Purchase under the caption “Information About the Company — Financial Information,” is incorporated herein by reference.

(2) Pro Forma Statement of Income and Earnings Per Share for the Nine Months Ended March 31, 2009. The information in the Offer to Purchase under the caption “Information About the Company — Financial Information,” is incorporated herein by reference.

(3) Pro Forma Book Value Per Share at March 31, 2009. The information in the Offer to Purchase under the caption “Information About the Company — Financial Information,” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information contained in the section of the proxy statement entitled “Summary Term Sheet – What are the costs of the going private transaction and soliciting these Proxies?” is incorporated by reference.

(b) Employees and Corporate Assets. The information contained in the section of the proxy statement entitled “Summary Term Sheet – What are the costs of the going private transaction and soliciting these Proxies?” is incorporated by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the proxy statement and each appendix thereto is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)(1) Notice of Meeting and Preliminary Proxy Statement including all appendices attached thereto (incorporated herein by reference to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on May 14, 2009).

(b) None.

(c)(1) Opinion of Seven Hills Partners LLC, dated April 27, 2009, (attached to Annex C to the Proxy Statement).

(c)(2) Presentation to the Independent Committee by Seven Hills Partners LLC dated April 27, 2009. (1)

(c)(3) Presentation to the Independent Committee by Seven Hills Partners LLC dated March 22, 2009. (2)

(c)(4) Presentation to the Independent Committee by Seven Hills Partners LLC dated March 2009. (3)

(d) Form of Standstill and Voting Agreement, dated                     , 2009, by and between CallWave, Inc. and Peter V. Sperling (incorporated herein by reference to Exhibit (d) of the Company’s Schedule TO to purchase shares of Company common stock filed with the SEC on May 5, 2009).

(e) None.

(f) None.

(g) None.

(h) None.

(1)	Filed as Exhibit (c)(2) on Schedule TO-I, as filed with the Commission on May 5, 2009 (incorporated herein by reference).

(2)	Filed as Exhibit (c)(3) on Amendment No. 5 on Schedule TO-I, and filed with the Commission on May 22, 2009 (incorporated herein by reference).

(3)	Filed as Exhibit (c)(4) on Amendment No. 5 to Schedule TO-I, as filed with the Commission on May 22, 2009 (incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins
Its President and Chief Executive Officer